FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: July 31, 2009

Exhibit 99.9

China Medical Technologies Announces the Substantial Completion of an Independent Internal

Investigation and Expected Timing of Reporting of Unaudited Financial Results for the Quarter

and Fiscal Year ended March 31, 2009 and the Quarter ended June 30, 2009

Beijing, July 30, 2009 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products today announced the substantial completion of an independent internal investigation and the expected reporting in late August 2009 of unaudited financial results for the quarter and fiscal year ended March 31, 2009 and the quarter ended June 30, 2009.

Independent Internal Investigation

An anonymous letter, in which allegations of irregularities and improper conduct were made against the senior management of the Company in connection with the Company’s acquisitions of FISH and SPR, the Company’s disposal of its High Intensity Focused Ultrasound Tumor Therapy System business, its revenues as well as its relationships with stock analysts, was received by the Company’s audit committee. The audit committee, consisting of three independent directors, decided to initiate an independent internal investigation into the allegations contained in the anonymous letter. In connection with this independent internal investigation, the audit committee engaged an independent law firm, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as well as independent forensic accountants, AlixPartners LLP, to assist the audit committee to carry out this independent internal investigation. The independent law firm and forensic accountants involved their experienced personnel from their U.S. offices to conduct this independent internal investigation and began their investigative work in April 2009 and the investigation lasted for more than three months. The investigation covered not only the entire senior management team but also employees from various key departments of all operating subsidiaries of the Company. The senior management and other relevant employees of the Company fully cooperated with the independent law firm and forensic accountants in the course of the investigation. During the process of the investigation, the independent law firm reported from time to time the scope, procedures and progress of the investigation to the audit committee. The independent law firm and forensic accountants have substantially completed their investigative work and have reported to the audit committee that the investigation has not identified evidence to support the allegations made in the anonymous letter.

Mr. Xiaodong Wu, the Chairman and Chief Executive Officer of the Company commented, “The entire senior management team is pleased that the independent internal investigation is substantially complete and that it has found no evidence supporting the anonymous allegations. We can now focus our efforts back to the operations of the Company. We are thankful for the employees and the customers who were confident in the well-being of the Company during the past few months. We are confident that we will able to address the impact of this independent internal investigation on the timing of our financial reporting and other aspects of our operations and most importantly, the Company’s fundamentals remain healthy.”

During the course of this independent internal investigation, the senior management team and certain management personnel devoted significant time and efforts to assist with the investigation, and had less time to spend on the Company’s operations. The Company believes that this has contributed to a decline in the Company’s sales in June 2009 and this decline has continued in July. The Company’s preliminary estimate of revenues for the quarter ended June 30, 2009 is approximately Rmb210 million, subject to normal book closing and adjustment procedures. In addition, the costs of this independent internal investigation have increased the Company’s general and administrative expenses substantially for the quarter ended June 30, 2009 and will also increase the general and administrative expenses for the quarter ending September 30, 2009.

Annual Audit Work

The senior management team and other selected personnel provided full cooperation during the investigation with a view to completing the investigation as early as possible. Due to the Company’s limited staff resources, the Company was not able to commence its work relating to the audit of the financial statements for the Company’s fiscal year ended March 31, 2009, which was originally scheduled to begin in May 2009. As the investigation is substantially complete, the relevant management members will start their work relating to the annual audit. The Company expects to meet the deadline to file the Company’s annual report on Form 20-F by September 30, 2009.

Announcement of unaudited financial results for the quarter and fiscal year ended March 31, 2009 and the quarter ended June 30, 2009

The Company expects to announce in late August 2009 the unaudited financial results for the quarter and fiscal year ended March 31, 2009, together with the unaudited financial results for the quarter ended June 30, 2009.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Sam Tsang

Tel: 852-2511-9808

Email: IR@chinameditech.com

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